06008979

CM

NITED STATES
ID EXCHANGE COMMISSION
.shington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2006 WASH. DC 210

SEC FILE NUMBER
~~8-65277~~ 53542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 ENDING June 30, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Landmark Square, 18th Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lukaj 203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED SEP 15 2006 THOMSON FINANCIAL

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Lukaj, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Bank Street Group LLC

, as of

June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

NICOLE OLIVER
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2010

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

THE BANK STREET GROUP, LLC

**REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

REPORT ON INTERNAL CONTROL

YEAR ENDED JUNE 30, 2006

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

The Bank Street Group LLC

Financial Statements
and Supplemental Information

Year ended June 30, 2006

CONTENTS

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
The Bank Street Group LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of The Bank Street Group LLC (the " Company") as of June 30, 2006 and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank Street Group LLC at June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, NY

August 24, 2006

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

The Bank Street Group LLC
Statement of Financial Condition
June 30, 2006

ASSETS

Cash and cash equivalents	$	298,933
Accounts receivable- deal fees		132,651
Equipment (net of accumulated depreciation of $23,282)		10,532
Other assets		20,865
Total Assets	$	462,981

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable- deal fees	$	274,433
Accrued expenses		7,857
Total Liabilities		282,290
Members' Capital		180,691
Total Liabilities and Members' Capital	$	462,981

The accompanying notes are an intergral part of this statement

The Bank Street Group LLC
Statement of Operations
For the Year Ended June 30, 2006

REVENUES	$ 2,211,864
EXPENSES	
Salaries	83,654
Occupancy	103,823
Professional Fees	52,612
Consulting	1,654,906
Travel and entertainment	57,969
Regualtory fees	9,549
Information technology services/ supplies	31,238
Office expense	47,941
Other operating expenses	87,812
Communications	42,405
Depreciation	6,913
	2,178,822
NET INCOME	$ 33,042

The accompanying notes are an intergral part of this statement

The Bank Street Group LLC
Statement of Changes in Members' Capital
For the Year Ended June 30, 2006

Members' Capital, July 1, 2005	$ 146,017
Contributions	1,632
Net Income	$ 33,042
Members' capital, June 30, 2006	$ 180,691

The accompanying notes are an intergral part of this statement

The Bank Street Group LLC
Statement of Cash Flows
For the Year Ended June 30, 2006

Cash flows from operating activities		
Net income	$	33,042
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		6,913
Changes in operating assets and liabilities		
Increase in accounts receivable		(85,686)
Decrease in other assets		3,940
Increase in accounts payable and other liabilities		268,290
Net cash provided by operating activities		226,499
Cash flows from financing activities		
Contributions		1,632
Debt Payments		(6,867)
Net cash used by financing activities		(5,235)
NET INCREASE IN CASH AND CASH EQUIVALENTS		221,264
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR		77,669
CASH AND CASH EQUIVALENTS- END OF YEAR	$	298,933

The accompanying notes are an intergral part of this statement

The Bank Street Group LLC

NOTE TO FINANCIAL STATEMENTS

June 30, 2006

NOTE A- GENERAL BUSINESS

The Bank Street Group LLC (the " Company"), formed in May 2001, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on March 6, 2002. As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE B- SIGNIFICANT ACCOUNTING POLICIES

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over five years.

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

The Company is a limited liability company for Federal and state income tax purposes, and, as such, the members are individually liable for Federal and certain state taxes. The Company is subject to local income taxes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ fro m those estimates.

NOTE C- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph 9k) (2) (ii) of the Rule.

NOTE D- NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtness or $5, 000, whichever is greater. Net capital and aggregate indebtness change from day to day, but as of June 30, 2006, the Company had net capital of $149,294, which exceeded requirements by $130,465.

The Bank Street Group LLC
Computation of Net Capital Under Rule 15c-3-1
of the Securities and Exchange Commission
June 30, 2006

Net Capital		
Members' Capital	$	180,691
Deductions and/or charges:		
Less non-allowable assets		
Equipment net		10,532
Other assets		20,865
		31,397
Net Capital	$	149,294
Aggregate Indebtness	$	282,290
Minimum Net Capital Required	$	18,829
Excess of Net Capital Over Minimum Requirements	$	130,465
Percentage of Aggregate Indebtness To Net Capital		1.89:1
Net Capital per Company's unaudited Form X-17A-5 filing	$	147,625
Auditors' adjustments		1,669
Net capital per above calculation	$	149,294

The accompanying notes are an intergral part of this statement

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2006

Levy & Gold, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
The Bank Street Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of The Bank Street Group LLC (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control environment that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

Great Neck, NY
August 24, 2006